Exhibit 4.1

CERTIFICATE OF ELIMINATION

OF

SERIES A JUNIOR PARTICIPATING CUMULATIVE PREFERRED STOCK

OF

HARVARD BIOSCIENCE, INC.

Harvard Bioscience, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify that the following resolutions respecting shares of Series A Junior Participating Cumulative Preferred Stock of the Corporation were duly adopted by the Corporation’s Board of Directors on February 27, 2018:

NOW, THEREFORE IT IS RESOLVED, That no shares of the Corporation’s Series A Junior Participating Cumulative Preferred Stock are outstanding and that no shares of the Series A Junior Participating Cumulative Preferred Stock will be issued subject to the certificate of designations previously filed with respect to the Series A Junior Participating Cumulative Preferred Stock.

FURTHER RESOLVED, That pursuant to the authority conferred on the Board of Directors by, the provisions of Section 151(g) of the Delaware General Corporation Law (the “DGCL”), this Board of Directors hereby eliminates the Series A Junior Participating Cumulative Preferred Stock.

FURTHER RESOLVED, That Jeffrey A. Duchemin, Chief Executive Officer, is hereby authorized to execute and file, or cause to be executed and filed, with the Secretary of State of the State of Delaware a certificate pursuant to the DGCL setting forth these resolutions in order to eliminate from the Corporation’s Second Amended and Restated Certificate of Incorporation all matters set forth in the designations with respect to the Series A Junior Participating Cumulative Preferred Stock.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Elimination to be signed by its duly authorized officer on this 27th day of February, 2018.

By:	/s/ Jeffrey A. Duchemin
Name: Jeffrey A. Duchemin
Title: Chief Executive Officer